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                         August 18, 2021

       John Zieser
       Chief Development Officer & General Counsel
       MEREDITH CORP
       1716 Locust Street
       Des Moines, Iowa 50309-3023

                                                        Re: MEREDITH CORP
                                                            S-4 filed August
11, 2021
                                                            File No. 333-258721

       Dear Mr. Zieser:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dale
Welcome at 202-551-3865 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing